EXHIBIT 20

For Immediate Release	February 11, 2020

BOWL AMERICA REPORTS SECOND QUARTER EARNINGS

Bowl America Incorporated today reported earnings per share of $.17 for its fiscal 2020 second quarter ended December 29, 2019 and $.23 for the first half of fiscal 2020. Several factors negatively impacted revenues in the current year periods. Seventeen centers were in operation for 5 of 6 months in the current year as a result of the July closing of the leased Manassas location that was not profitable versus 18 centers in operation in the previous year periods. While league play is strong, management believes that mild weather with many dry weekends throughout the current year periods decreased open play traffic. In addition, promotion pricing reduced the per game rate on open play games.

Bowl America operates 17 bowling centers and its Class A Common Stock trades on the NYSE American exchange under the symbol BWLA. A more detailed explanation of results is available in the Company’s S.E.C. Form 10-Q filing available at the Company’s website www.bowlamericainc.com.

BOWL AMERICA INCORPORATED

Results of Operations

	Thirteen	Thirteen	Twenty-six	Twenty-six
	Weeks Ended	Weeks Ended	Weeks Ended	Weeks Ended
	12/29/19	12/30/18	12/29/19	12/30/18
Operating Revenues
Bowling and other	$4,310,723	$4,409,647	$7,920,396	$8,242,938
Food, beverage and merchandise sales	1,854,136	1,918,298	3,369,074	3,526,475
	6,164,859	6,327,945	11,289,470	11,769,413
Operating expenses excluding depreciation and amortization	5,035,856	5,013,693	10,085,374	9,983,279
Depreciation and amortization	235,574	246,800	470,752	478,930
Interest, dividend and other income	109,864	91,168	216,321	196,589
Change in value of investments	160,882	(432,113)	589,935	(193,835)

Earnings before taxes	1,164,175	726,507	1,539,600	1,309,958

Net Earnings	877,675	557,442	1,163,000	997,823
Comprehensive Earnings	$877,675	$557,442	$1,163,000	$997,823

Weighted average shares outstanding	5,160,971	5,160,971	5,160,971	5,160,971

EARNINGS PER SHARE	.17	.11	.23	.19

* * * *

SUMMARY OF FINANCIAL POSITION

Dollars in Thousands

	12/29/19	12/30/18
ASSETS
Total current assets including cash and short-term investment of $1,942 and $1,872	$10,125	$9,270
Property and other assets	20,311	19,313
TOTAL ASSETS	$30,436	$28,583

LIABILITIES AND STOCKHOLDERS' EQUITY
Total current liabilities	$3,858	$3,645
Other liabilities	3,301	1,263
Stockholders' equity	23,277	23,675
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$30,436	$28,583